77D.     POLICIES WITH RESPECT TO SECURITY INVESTMENTS

          On July 14, 2006, the Board of Trustees approved several changes to the investment strategies of the Growth Opportunities Fund in conjunction with a change in the Fund's sub-advisor. The previous strategy was to invest in stocks of mid to large cap domestic growth companies believed to be priced lower than their future value. The new strategy is to invest in companies of various sizes that are believed to be reasonably priced with high foreseen earnings potential. Under the new strategy, the Fund may also invest in initial public offerings but will no longer invest in debt securities.

          On May 18, 2005, the Board of Trustees approved a change to the definition of micro cap securities for the Micro Cap Growth Fund from "securities whose total market capitalization is between $30 and $300 million" to "securities whose total market capitalization is between $30 and $500 million."